UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-34656

Huazhu Group Limited

No. 699 Wuzhong Road
Minhang District
Shanghai 201103
People’s Republic of China
(86) 21 6195-2011
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

This current report on Form 6-K (including all the exhibits hereto) shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed on October 26, 2017 (No. 333-221129).

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 23.1	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft
Exhibit 23.2	Consent of Frost & Sullivan International Limited
Exhibit 23.3	Consent of D&P China (HK) Limited
Exhibit 99.1	Audited consolidated financial statements of Huazhu Group Limited as of and for the three months ended March 31, 2020
Exhibit 99.2	Unaudited condensed consolidated financial information of Huazhu Group Limited as of and for the three months ended June 30, 2020
Exhibit 99.3	Unaudited Pro Forma Condensed Combined Financial Information
Exhibit 99.4	Supplemental and Updated Disclosures of Huazhu Group Limited
Exhibit 99.5	Undertaking by the Registrant to the Hong Kong Stock Exchange dated September 8, 2020
Exhibit 99.6	Undertaking by AAPC Hong Kong Limited to the Registrant dated September 1, 2020
Exhibit 99.7	Undertaking by Trip.com Group Limited to the Registrant dated September 2, 2020
Exhibit 99.8	Undertaking by Mr. Qi Ji to the Registrant dated September 7, 2020
Exhibit 99.9	Undertaking by Mr. John Jiong Wu to the Registrant dated September 7, 2020
Exhibit 99.10	Property Valuation Report of D&P China (HK) Limited dated September 9, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huazhu Group Limited
(Registrant)

Date: September 9, 2020	By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Executive Chairman of the Board of Directors, Chief Executive Officer